[Letterhead of American Casino & Entertainment Properties LLC and ACEP Finance Corp.]

November 20, 2009

Via Facsimile and EDGAR

Max A. Webb,

Assistant Director,

Division of Corporation Finance,

United States Securities and Exchange Commission,

Washington, D.C. 20549-3628.

Re:	American Casino & Entertainment Properties LLC
ACEP Finance Corp.
Registration Statement on Form S-4
Filed September 30, 2009
(File No. 333-16228)

Dear Mr. Webb:

Please find enclosed for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement of American Casino & Entertainment Properties LLC (“ACEP”) and ACEP Finance Corp. (together with ACEP, the “Issuers”) and their guarantor co-registrants (collectively, the “Company”), on Form S-4 (File No. 333-16228) (the “Registration Statement”) relating to the Issuers’ offer to exchange their outstanding, unregistered 11% Senior Secured Notes due 2014 for substantially identical, registered 11% Senior Secured Notes due 2014.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.

Set forth below are the Issuers’ responses to the Staff’s comment letter dated October 21, 2009 concerning the Registration Statement and related exhibits (the “Comment Letter”).  To facilitate the Staff’s review, the captions and numbered comments from the Comment Letter have been repeated in this letter in bold face type and the Issuers’ responses immediately follow each numbered comment in regular type.

References to page numbers herein are references to page numbers in the originally filed Registration Statement and related exhibits.

Please be aware that on November 13, 2009, ACEP filed its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009.  As a result, the Issuers have updated the prospectus contained in Amendment No. 1 with financial information for the three months and nine months ended September 30, 2009 and removed financial information with respect to the periods ended June 30, 2009.

Prospectus Cover Page

1.                                      Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response—The Issuers confirm that the exchange offer will be open for at least 20 full business days.  The Issuers also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424(b) under the Securities Act.

2.                                      As currently represented, the offer could be open for less than 20 full business days because of the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

Response—The Issuers confirm that the exchange offer will be open at least through midnight of the twentieth business day following commencement of the exchange offer.  As the Issuers expect that the exchange offer will remain open until 5:00 p.m. on the twenty-first business day following commencement, the references to the 5:00 p.m. expiration time have not been revised in the prospectus contained in Amendment No. 1.

Non-GAAP Financial Measures, page ii

3.                                      We note that you have chosen to present EBITDA, a non-GAAP measure not presented in the Form 10-K for the year ended December 31, 2008.  Please explain to us why the addition of this disclosure was considered necessary and why you have not presented the measure and related reconciliation for fiscal years other than 2008 (see page 17), or remove such non-GAAP measures.

Response—Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” prescribes the conditions for use of non-GAAP financial information in public disclosures.  The Issuers believe that their presentation of EBITDA is an important supplemental measure of the Issuers’ operating performance to investors.  EBITDA is also a commonly used performance measure in the Issuers’ industry, hotel and gaming.  The Issuers believe EBITDA, together with performance measures calculated in accordance with GAAP, provide investors with a more complete understanding of operating results of the Company before the impact of investing transactions, financing transactions and income taxes, and facilitates more meaningful comparisons between the Company and its competitors.  The Issuers have revised the prospectus contained in Amendment No. 1 to add the reconciliations for the years ended 2006 and 2007.  The Company did not include this disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 because the securities of the Company were not held by any investors other than related parties, and the Company did not contemplate having non-related party investors.  Additionally, at such time the Company was a voluntary filer for purposes of Nevada gaming law.

4.                                      Your calculation of EBITDA contains adjustments in addition to interest, taxes, depreciation, and amortization.  Also, your presentation of Adjusted EBITDA includes adjustments to eliminate items that do not appear to be non-recurring or unusual.  In addition, we believe you have not adequately demonstrated the usefulness of these measures.  Accordingly, please remove these non-GAAP measures throughout your filing.  See Item 10(e) of Regulation S-K.

Response—The Company’s management has historically adjusted EBITDA when evaluating operating performance because the Company believes that the inclusion or exclusion of certain non-recurring items is necessary to provide the most accurate measure of the Company’s core operating results and as a means to evaluate period-to-period results.  The Issuers have chosen to provide this information to investors to enable investors to perform more meaningful comparisons of past, present and future operating results and as a means for investors to evaluate the results of core on-going operations.  The Issuers do not reflect such items when calculating EBITDA; however, the Issuers adjust for these items and refer to this measure as “Adjusted EBITDA”.  The Company has historically reported this measure to the Issuers’ related party investors and believes that the inclusion of Adjusted EBITDA provides consistency in the

Issuers’ financial reporting.  The Issuers disclosed Adjusted EBITDA in the prospectus contained in the Registration Statement because the Issuers believe that Adjusted EBITDA is useful to investors in providing greater transparency related to a significant measure used by the Company’s management in its financial and operational decision-making.  Adjusted EBITDA is among the more significant factors in management’s internal evaluation of the Company and individual property performance, and in the evaluation of incentive compensation related to property management.  The Company’s management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions.  Adjusted EBITDA is also widely used by the Company’s management in the annual budget process.  Externally, the Issuers believe these measures will be used by investors in their assessment of the Issuers’ operating performance and the valuation of the Company.  Adjusted EBITDA reflects adjustments for gain/loss on the disposition of assets and expenses associated with the 2006 and 2008 acquisitions.  The Issuers have revised the prospectus contained in Amendment No. 1 to eliminate the non-recurring items previously described in Note E from the calculation of Adjusted EBITDA on page 18.  Although the Company believes these expenses are non-recurring, it is difficult for management to predict that similar expenses may not be incurred on a going forward basis.

Financial Statement Presentation, page ii

5.                                      Reference is made to the disclosure that your consolidated results of operations and cash flow information for the year ended December 31, 2008 and the six months ended June 30, 2008, which you refer to as “Combined”, was derived by the mathematical addition of the results for the predecessor period and the applicable successor period.  This combined data does not comply with GAAP and it is generally inappropriate to merely combine information without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.  Accordingly, please revise your filing to remove this non-GAAP combined data and only provide the separate historical predecessor and successor data for each of their respective periods during 2008.  This revision should be made throughout your Form S-4, including MD&A, and in your Form 10-K for the year ended December 31, 2008.

Response— The Combined Data has been presented to provide investors with a means to make a more meaningful comparison between 2008 and prior years than would be possible if only separate past-year successor and predecessor periods were shown.  By way of background, ACEP was formed in Delaware on December 29, 2003.  ACEP is a holding company for the entities that own and operate the Stratosphere Casino Hotel & Tower, Arizona Charlie’s Decatur, Arizona Charlie’s Boulder and The Aquarius Casino Resort. On April 22, 2007, American Entertainment Properties Corp., or “AEP”, ACEP’s former direct parent, entered into a Membership Interest Purchase Agreement with W2007/ACEP Holdings, LLC, or “Holdings”, an affiliate of Whitehall Street Global Real Estate Limited Partnership 2007 and Whitehall Parallel Global Real Estate Limited Partnership 2007 (collectively, “Whitehall”), to sell all of ACEP’s issued and outstanding membership interests to Holdings.  As a result, the nature of the revenue producing activity of ACEP remained the same as it was before the transaction.  In addition, there was no change in the physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques or trade names of ACEP.  Therefore, the Issuers believe the sale of the membership interests was immaterial to the operation of the business and a separate comparison of the results of operations of the business before and after the sale of the membership interests would be immaterial to the investor.  Therefore, the Issuers have presented only predecessor and successor periods and deleted the “Combined” presentation derived by the mathematical addition of the results for the predecessor period and the applicable successor period.  However, the Issuers discuss the results for the predecessor period and the applicable successor period for the twelve months ended December 31, 2008 and nine months ended September 30, 2008, and refer to the results as Combined.  Although the presentation does not technically comply with GAAP or the Staff’s rules for pro forma presentation, it is presented because the Issuers believe that it provides the most meaningful comparison between the Issuers’ results for prior and future periods.  In addition, the Issuers believe that the presentation and discussion of Combined predecessor and successor financial results is consistent with other companies in its industry.  Therefore, the Issuers respectfully request that the Issuers not be required to revise their Annual Report on Form 10-K for the year ended December 31, 2008.  The Issuers have reflected the revisions noted above in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 and in the interim financial statements included in the prospectus contained in Amendment No. 1. The Issuers respectfully propose to prospectively reflect similar revisions in the annual financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Prospectus Summary, page 1

6.                                      Please clarify what “ADR” represents in the last column of the table.

Response—“Average Daily Room Rate”, or “ADR”, is the average rate a guest pays for a room, net of any fees, for a one night stay in the hotel.  The Issuers have revised the prospectus contained in Amendment No. 1 to include the definition of “ADR”.

7.                                      Please put the loss number in brackets in the carryover sentence at the top of page 2.  Make similar changes elsewhere to indicate losses in the narrative.

Response—The Issuers have revised the prospectus contained in Amendment No. 1 to reflect this change.

The Exchange Offer, page 9

8.                                      We note the disclosure indicating that you will issue the new notes “as soon as possible” after expiration.  Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.

Response—The Issuers have revised the prospectus contained in Amendment No. 1 to reflect this change.

Summary Consolidated Financial Data and Other Data, page 15

9.                                      Please remove the presentation of the twelve-months ended June 30, 2009 (unaudited) and the period “As Adjusted” presentation.  Such presentation is not consistent with the presentation requirements of Article 11 of Regulation S-X and it is unclear how this information is material to investors.  The only item adjusted is interest expense, and information regarding interest expense to be paid in future periods is provided in the Table of Contractual Obligations on page 74.  We would not object to increased disclosure regarding the expected change to interest expense within your discussion of Results of Operations and/or Liquidity and Capital Resources.

Response—The Issuers have deleted their presentation of the twelve-months ended June 30, 2009 (unaudited) and the period “As Adjusted” presentation.  In addition, the Issuers have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the prospectus contained in Amendment No. 1 to add additional disclosures about the Issuers’ interest expense.

Expiration Date; Extensions; Amendments, page 48

10.                               We note you reserve the right “to delay accepting any old notes . . . .”  Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only because of an extension of the exchange offer, so state.

Response—The Issuers have revised the disclosure on page 49 to clarify the circumstances in which the Issuers would delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).

11.                               We note your reservation of the right to amend the terms of the offer.  Please revise to indicate that, in the event of a material change to the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response—The Issuers have revised page 49 of the prospectus contained in Amendment No. 1 to reflect this change.

Selected Financial Data, page 53

12.                               In your selected balance sheet data, you present Full-Time Equivalents on a Successor basis.  Please explain how this measure is calculated and why it is meaningful to investors.

Response—The Issuers have revised the Selected Financial Data section in the prospectus contained in Amendment No. 1 to remove reference to Full-Time Equivalents on a Successor basis.

13.                               In your selected statement of cash flow data on page 55, please revise to include Cash Flows from Investing Activities.

Response—The Issuers have revised the prospectus contained in Amendment No. 1 to reflect this change.

Management’s Discussion and Analysis

Effects of Acquisitions, page 59

14.                               Please revise your discussion here to include a discussion of the change in accounting basis resulting from the February 20, 2008 transaction.  This discussion should include the material terms of the transaction, brief summary of the accounting treatment, and tabular presentation showing the balance sheet immediately prior to the transaction, the fair value adjustments recorded, and the balance sheet immediately following the acquisition.  You should also discuss how material changes in fair values were determined, and the income statement effects of these changes.  This disclosure should also be added to your description of the transaction in Note 1 to your financial statements.

Response—The Issuers have revised the discussion in the prospectus contained in Amendment No. 1 to include the material terms of the acquisition, the Issuers’ accounting treatment of such and its effect on the Issuers’ operations, primarily interest expense and depreciation expense.  The Issuers have also added a tabular presentation of the Issuers’ balance sheet showing the balances immediately prior to and following the transaction along with the fair value adjustments the Issuers recorded.  This disclosure has also been added to the description of the transaction in Note 1 of the Company’s interim financial statements included in the prospectus contained in Amendment No. 1 and will be similarly added prospectively in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  The fair value adjustments were determined by independent appraisal.

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008, page 61

15.                               Please remove the header “Combined” from the table presenting information for the three months ended June 30, 2008 as the period April 1, 2008 through June 30, 2008 relates entirely to the Successor period.

Response—The Issuers have revised the prospectus contained in Amendment No. 1 to reflect this change.  In addition, the Issuers have revised the prospectus contained in Amendment No. 1 to provide financial information for the three months and nine months ended September 30, 2009 and deleted financial information with respect to periods ended June 30, 2009.

Effect of the Old Notes Offering and New Notes Offering, page 73

16.                               We note the first sentence of the third paragraph of this section that your sources of cash would be adequate “during the remainder of 2009.”  Please revise to discuss your liquidity needs on a short and long term perspective.  Long term is 12 months or longer.

Response—The Issuers have revised the prospectus contained in Amendment No. 1 to discuss the Issuers’ liquidity needs on a short term and long term basis.

Compensation Discussion and Analysis, page 94

17.                               Please clarify whether all your directors serve on the compensation committee.

Response—The Issuers have revised the prospectus contained in Amendment No. 1 to clarify that the directors that serve on the compensation committee are Frank V. Riolo and Jonathan Langer.

18.                               Please revise to provide additional explanation of how the compensation committee determines compensation for your CEO and CFO since it appears that both serve on the committee.

Response—The CFO compensation is defined by an employment agreement.  The Board of Directors may award bonuses or increase the base compensation of the CEO and CFO periodically in its sole discretion.

Repurchases at the Option of Holders, page 116

19.                               Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Response—The Issuers note the Staff’s comment and respectfully submit that the disclosure providing that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act, and already appears on page 126 of the Registration Statement.

Certain Material United States Federal Income Tax Considerations, page 167

20.                               Please revise to clarify that all material tax consequences have been discussed rather than “certain material” consequences.

Response—The Issuers have revised the Certain Material United States Federal Income Tax Considerations section in response to the Staff’s comment.

Consolidated Financial Statements

General

21.                               Please revise your financial statement presentation for compliance with Rule 4-08(k) of Regulation S-X.  Specifically, while your discussion of related party transactions in Note 9 includes the income statement and balance sheet effects, you have not specifically identified amounts associated with these related party transactions on the face of your balance sheet, income statement, or statement of cash flows.

Response—The Issuers have provided for your review an income statement, a statement of cash flows and a balance sheet, which break out all related party amounts on the face of such statements (attached hereto as Exhibits I, II and III).  In the Issuers’ opinion, such presentation provides immaterial information and is difficult to read.  The Issuers have paid off their debt to Goldman, Sachs & Co.  Additionally, on July 10, 2009, Consolidated Resorts, Inc. filed for Chapter 7 bankruptcy.  The interest paid to Goldman, Sachs & Co. and the revenues earned from Consolidated Resorts, Inc. accounted for the most significant related party transactions in 2008 and 2009.  The Issuers note the Staff comment and have revised the prospectus contained in Amendment No. 1 to identify and state the amounts of the material related party transactions and balances on the face of the appropriate financial statements in compliance with Rule 4-08(k) of Regulation S-X.  On the income statement, these line items are interest expensed and management fees expensed.  On the balance sheet, these line items are long-term debt, debt issuance costs, management fees payable and accounts receivable.  The cash flow statement has been revised to provide additional information on related party transactions that effect both the income statement and balance sheet.  In addition, the Issuers have provided detail within the related party disclosure that clearly identifies related party revenues by revenue category so the reader will clearly understand the impact of related party transactions to the Issuers’ operations.

The Issuers have reflected the revisions noted above in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 and in the interim financial statements included in the prospectus contained in Amendment No. 1.  The Issuers respectfully propose to prospectively reflect similar revisions in the annual financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

22.                               Please revise to present your financial and other data in the same chronological order throughout the filing.  See Topic 11-E of the Staff Accounting Bulletins.

Response—The Issuers have revised the prospectus contained in Amendment No. 1 to present the Issuers’ financial and other data in the same chronological order.

Notes to Consolidated Financial Statements

Note 4 — Property and Equipment, Net, page F-17

23.          Please add disclosure of the useful lives for each category of your property and equipment.

Response—The disclosure related to useful lives for each category of the Issuers’ property and equipment is included in Note 1 (Description of Business and Summary of Significant Accounting Policies) to Notes to Consolidated Financial Statements, under the heading Property and Equipment.

Note 10 — Goodwill and Other Intangibles, page F-26

24.          We note that you have recorded your acquired assets at fair value at the date of acquisition, as determined by independent appraisal.  Accordingly, the appraiser appears to be an expert for purposes of Item 601(b)(23) of Regulation S-K.  As such, please name the appraiser and file a consent under Exhibit 23.  In the alternative, please remove this and any other reference to independent appraisals used to determine the fair value of assets acquired.

Response—The Issuers have reflected the revisions noted above in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 and in the interim financial statements included in the prospectus contained in Amendment No. 1.  The Issuers respectfully propose to prospectively reflect similar revisions in the annual financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

25.          Please revise to include all of the disclosure requirements set forth in paragraph 350-20-50-1 of the FASB Accounting Standards Codification.  For example, you should include the aggregate amount of goodwill acquired and the fair value adjustments recognized as a result of the change in basis associated with the February 20, 2008 transaction.

Response—The Issuers believe all information required to be disclosed per paragraph 350-20-50-1 of the FASB Accounting Standards Codification (“FASB ASC”) was included in the notes to the Issuers’ annual consolidated financial statements.  Note 10 included the aggregate amount of impairment losses recognized and Note 13 included the aggregate amount of goodwill acquired.  The Issuers have added disclosure in Note 4 in the notes to the Issuers’ interim consolidated financial statements in the prospectus contained in Amendment No. 1 to incorporate the information previously included in Notes 10 and 13. The Issuers respectfully propose to prospectively reflect similar revisions in the annual financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Note 13 — Acquisitions, page F-27

26.          It appears that a substantial portion of the purchase price related to the February 20, 2008 transaction was allocated to land.  If true, please disclose this fact and discuss how you have determined that your carrying value for this land has not been subsequently impaired due to the ongoing recession, reduced real values or other factors.

Response—Note 13 includes a detailed allocation of the purchase price related to the February 20, 2008 transaction and discloses the land value of $718.4 million and the valuation of other asset categories that make up the purchase price of approximately $1.3 billion.

The Company tested the Company’s assets for recovery as of November 1, 2008 pursuant to FASB ASC 360-10-35-17.  The asset recoverability test required the estimation of undiscounted future cash flows from the Company’s properties and the comparison of the aggregate total to the property carrying value.  The test resulted in no impairment.  As of June 30, 2009 and September 30, 2009, the Company compared the Company’s actual results to the forecasts used in the Company’s asset recovery test pursuant to FASB ASC 360-10-35-17.  Through the nine month period ended September 30, 2009, three of the Company’s four properties individually reported actual results that exceeded both the forecasted revenues and EBITDA.  The fourth property reported revenues that were 2.3% below the forecast, but EBITDA for such property exceeded the forecast by 6.1%.  Therefore, the Company determined that no additional impairment existed.  The Company will continue to monitor the performance of each of the Company’s properties and continue to update the Company’s asset recoverability test under FASB ASC 360-10-35-17.

Financial Statements for the Quarterly Period Ended June 30, 2009

Note 4 — Intangible Assets, page F-38

27.          Please tell us how you considered the need for an interim impairment test on your remaining intangible assets as well as property and equipment at June 30, 2009.  In your response, specifically address how you considered your determination that you were in financial difficulty for purposes of the classification of the debt restructuring as “troubled” as well as how you considered the continued decline in your revenues and the overall economic environment.

Response—The Company tested the Company’s intangible assets and property and equipment for recovery as of November 1, 2008 pursuant to FASB ASC 350-20-35-4 through 13, FASB ASC 350-30-35-18 and FASB ASC 360-10-35-17.  The test resulted in (i) the complete write-off of the Company’s goodwill and a substantial portion of the Company’s trade names and trademarks and (ii) no impairment under FASB ASC 360-10-35.  As of June 30, 2009 and September 30, 2009, the Company compared the Company’s actual results to the forecasts used in the Company’s impairment test pursuant to FASB ASC 350-20-35, FASB ASC 350-30-35 and FASB ASC 360-10-35.  Through the nine month period ended September 30, 2009, three of the Company’s four properties individually and the Company in the aggregate reported actual results that exceeded both the forecasted revenues and EBITDA.  The fourth property reported revenues that were 2.3% below the forecast, but the EBITDA of such property exceeded the forecast by 6.1%.  Therefore, the Company determined that no additional impairment existed.  The Company will continue to monitor the performance of each of the Company’s properties and, if necessary, continue to update the Company’s intangible assets and property and equipment under FASB ASC 350-20-35, FASB ASC 350-30-35 and FASB ASC 360-10-35.

The Company classified its June 25, 2009 debt restructure as a troubled debt restructure due to the significant concessions made by the lender.  The lender made these concessions despite the fact that the Company was generating sufficient cash flow to make the Company’s interest payments and was not in danger of any covenant defaults.  The Issuers have provided a more detailed answer to the Issuers’ troubled debt restructuring determination in comment 28 below.

Note 5 — Debt, page F-39

28.          Please tell us why you believe the loan modification finalized in June 2009 qualifies for treatment as a troubled debt restructuring, as discussed in paragraph 470-60-15-5 through 13 of the FASB Accounting Standards Codification.  Specifically address why you believe you were in financial difficulty as determined by the factors set forth in paragraphs 470-60-55-7 through 9 of the FASB Accounting Standards Codification.  Include in your response how your assertion on page 34 of your 2008 Form 10-K (indicating your sources of cash would be adequate for the remainder of 2009) is consistent with this conclusion.

Response—Pursuant to 470-60-15-5 through 13, the Company classified its June 25, 2009 debt restructure as a troubled debt restructure due to the significant concessions made by the lender, a related party.  In addition, the lender received a

22% equity interest in ACEP’s parent company that gives them the ability to receive additional returns as the overall performance of the Company improves.  The lender believed that by making these modifications they would have an opportunity to attract outside participants and protect as much of their investment as possible.

Throughout 2008 and 2009 the Company was generating sufficient cash flow to make its interest payments in the current rate environment and was not in danger of any covenant defaults.  Pursuant to 470-60-55-8 and 9, however, the Company was experiencing financial difficulty.  Since the time of the acquisition, the lender had been trying to attract participants to the original loan under the original terms without success.  Therefore, based on estimates and projections of the Company’s current business capabilities, it was unlikely that the Company would have been able to repay its debt at maturity in March 2010 from sources other than the current lender because of the deterioration in the capital markets and the decrease in revenues and cash flow at the Company’s properties.  The lender believed that the loan modifications would allow them to attract other sources of financing/participants for the loan.

The Company believed that it had sufficient sources of cash to cover its needs in 2009 for the following reasons.  As of December 31, 2008, the Company’s interest rate was 3.4%, which equals approximately $38 million per year and based on forward interest rates the Company received from Goldman, Sachs & Co., the Company did not anticipate rates would increase significantly in 2009.  The Company estimated that its 2009 capital expenditures would be approximately $13.9 million in 2009.  The Company had forecasted EBITDA of approximately $57 million in 2009, which would cover both its projected interest and capital expenditures in 2009.  In addition, the Company had approximately $30.4 million in cash and cash equivalents and approximately $30.4 million in restricted cash available for capital expenditures as of December 31, 2008.  ACEP did not release its 10-K until March 27, 2009.  Therefore, ACEP had almost a full quarter to compare its 2009 results against its 2009 expectations.  In addition, the Company’s then outstanding loan did not mature until March 2010.  As a result of these factors, the Company believed that it would have sufficient sources of cash available to meet its liquidity needs in 2009.

29.          Please tell us how you calculated the gain on the restructuring.  Specifically address how you treated the payment of the $165 million cash payment and the contingently issuable equity interest in your parent in the calculation of the $520 million equity contribution.  Please revise your disclosure to include the aggregate gain in accordance with paragraph 470-60-50-1 of the FASB Accounting Standards Codification.

Response—The Issuers followed the guidance provided in FASB ASC 470-60-35-6 in calculating the gain related to troubled debt restructuring.  In determining the carrying value of the restructured debt, the Issuers included the face amount of the new debt and the minimum scheduled interest payments during the term of the new debt.  The Issuers recorded as a gain the difference between the carrying value of the original debt (approximately $1.1 billion) and the carrying value of the restructured/new debt (approximately $571.8 million, including the interest component); the gain was then reduced by fees paid related to the restructuring and the unamortized value of the deferred financing costs of the original debt.  The gain was recorded directly to equity due to the related party nature of the debt.

The impact of the $165 million dollar cash payment and the contingently issuable equity interest in ACEP’s parent was included in the $520 million credit to equity referred to above.  The contribution that would have been pushed down to ACEP had the same effect.  Since all of the elements of the restructuring disclosed in Note 5 happened concurrently, they were reflected together in the $520 million credit to equity.

30.          With regard to the August 2009 issuance of the Old Notes, please tell us how you recorded the gain resulting from GSMC’s forgiveness of the balance of the Restructured Term Loan.  Also, please add disclosure to your interim financial statements regarding these subsequent events.

Response—GSMC agreed to accept the proceeds from the August 2009 issuance of the Old Notes as payment in full on the Restructured Term Loan.  The gain was calculated as the difference between the proceeds from the issuance of the Old Notes and the carrying value of the Restructured Term Loan, including the interest gross-up.  The gain was recorded directly to equity due to the related party nature of the debt.

ACEP has added additional disclosure to ACEP’s Quarterly Report on Form 10-Q for the fiscal quarter ended on September 30, 2009.

Exhibit 5.1

31.          Please revise the second paragraph by omitting subsection (ii), which contains as an assumption part of what you are opining on.

Response—Counsel has confirmed that in the context of this transaction they will omit subsection (ii) of the second paragraph of the opinion.

32.          Also, please revise the first full paragraph on page 2.  You may rely on the Greenberg opinion, but you are not entitled to assume compliance with Nevada law.

Response—This sentence has been revised.

33.          Please have counsel delete the first sentence of the first full paragraph on page 2 or refile dated the date of effectiveness.

Response—The matters of Nevada law that are the subject of the assumptions are covered in the Greenberg Traurig LLP opinion which is being filed as Exhibit 5.2 to Amendment No. 1.  As a result these matters are being covered by counsel.  Including assumptions as to these matters of Nevada law in a New York law opinion does not impact the scope of the substantive matters being covered by the opinions.  As a consequence, New York counsel would prefer to retain such assumptions which are consistent with the approach taken in other Exhibit 5 opinions rendered.

Exhibit 5.2

34.          Please have counsel delete the second sentence of the penultimate paragraph on page 2 or refile dated the date of effectiveness.

Response—This sentence has been revised.

*     *     *     *

Any questions or comments with respect to the Amendment No. 1 may be communicated to the undersigned at (702) 380-7632 or to Neal McKnight at Sullivan & Cromwell LLP at (212) 558-3316.  Please send copies of any correspondence relating to this filing to Neal McKnight by facsimile to (212) 291-9097 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Phyllis Gilland
Phyllis Gilland

(Enclosures)

cc:           Neal McKnight

(Sullivan & Cromwell LLP)

Exhibit I - Balance Sheet

American Casino and Entertainment Properties LLC

Combined Financial Statements

Sep 2009
Total
Current Assets
Cash and cash equivalents	$107,960
Cash and cash equivalents-restricted	—
Investments - restricted	1,857
Accounts receivable, net	3,328
Accounts receivable, net - related party	—
Related party receivables	—
Other current assets	11,749
Total current assets	124,894

Property and equipment, net	1,152,708
LT Assets
Investment in subsidiaries	—
Lessee incentive	3,024
Intangible and other assets	30,076
Total other assets	33,100
Total assets	$1,310,702

Current liabilities
Accounts payable - trade	$4,381
Accounts payable - construction	—
Accrued expenses	22,571
Accrued payroll and related expenses	10,736
AP & accrued expenses - related party, net	48
Payables to related party	—
Current portion of capital lease obligation	255
Notes Payable	—
Credit Line	—
Total current liabilities	37,991
Long term liabilities
Long term debt, net of unamortized issue discount	350,471
Capital lease obligations, less current portion	2,256
Total long term liabilities	352,727
Total liabilities	390,718
Members’ equity
Class A Members’ Equity	—
Class B Members’ Equity	919,984
Total Members’ equity	919,984
Total liabilities and equity	$1,310,702

Exhibit II - Income Statement

American Casino and Entertainment Properties LLC

Combined Financial Statements

	Q3 2009	SepYTD 2009
	Total	Total

Revenues
Casino	$50,082	$165,372
Casino - related party	—	66
Hotel	15,324	46,090
Hotel - related party	—	397
Food and beverage	18,685	56,773
Food and beverage - related party	—	97
Tower, retail and other	9,373	25,725
Tower, retail and other - related party	—	988
Gross revenues	93,464	295,508
Less promotional allowances	5,795	19,998
Net revenues	87,669	275,510

Operating expenses
Casino	16,912	53,399
Hotel	9,075	26,089
Hotel - related party	133	450
Food and beverage	15,595	45,366
Tower, retail and other	3,397	10,539
Selling, general and administrative	27,850	82,734
Selling, general and administrative - related party	35	73
Depreciation and amortization	10,384	30,823
Pre-opening expenses	—	—
(Gain)loss on disposal of equipment	—	578
Management fee - related party	375	1,375
Total operating expenses	83,756	251,426

Earnings from operations	3,913	24,084

Other income (expenses)
Loss on early extinguishment of debt	—	—
Interest income	32	91
Interest expense	(5,728)	(7,008)
Interest expense - related party	—	(21,398)
Total other income (expenses)	(5,696)	(28,315)
Earnings before income taxes	(1,783)	(4,231)
Provision for income taxes	—	—
Net earnings	$(1,783)	$(4,231)

Exhibit III - Cash Flow Statement

SepYTD 2009
(In thousands)	Total

Cash Flows From Operating Activities:
Net income (loss)	$(4,231)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	30,823
Amortization of interest expense related to debt (other assets)	4,313
Benefit for Income Taxes	—
Write off deferred financing	—
(Gain)/Loss on sale or disposal of assets	578
Provision for deferred income taxes	—
Changes in operating assets and liabilities:
Restricted Cash	41,002
Accounts receivable, net	513
Other current assets	808
Accounts payable and accrued expenses	824
Related party activity, net	(2,956)
Other	—
Net Cash Provided by (Used in) Operating Activities	71,674

Cash Flows From Investing Activities:
(Increase) decrease in investments - restricted	—
Acquisition of property and equipment	(9,576)
Acquisition of ACEP LLC	—
Cash proceeds from sale of property and equipment	232
Net Cash Used in (Provided by) Investing Activities	(9,344)

Cash Flows From Financing Activities:
Debt issuance and deferred financing costs	(8,047)
Debt issuance and deferred financing costs - related party	(7,664)
Payments on note payable	(315,017)
Payments on capital lease obligation	(258)
Proceeds on notes payable	311,250
Equity Contribution	35,000
Net Cash Provided by (Used in) Financing Activities	15,264

Net increase (decrease) in cash and cash equivalents	77,594
Cash and cash equivalents - beginning of period	30,366
Cash and cash equivalents - end of period	107,960

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for interest	$91
Cash paid during the period for interest - related party	$26,171
Non-cash acquisition of property and equipment	$967
Non-cash equity contribution/Debt Foregiveness/Gain on Debt Extinguishment	$737,917